mcSquares

Hardware Retail Main Street Design Community

We make whiteboarding tools that foster collaboration

MCSQUARES.COM DENVER COLORADO


Shark Tank Season 11 (2019- 2020) Commercial



In my last venture, I ran a lot of workshops - I noticed that the people with the best ideas were the least likely to share them. I set out to solve that problem and mcSquares was born.

Anthony Franco CEO @ mcSquares

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Why you may want to support us...

1. 30% Month over month growth last year
2. Serial Entrepreneur founder with 4 successful exits
3. Massive, MASSIVE media exposure coming up - a "shark" of an opportunity

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Anthony Franco
CEO
4 other startups, all with successful exits (2 to public companies). He has won 74 Technology Awards, 62 Design Awards, 37 Innovation Awards, 35 Marketing Awards, 27 Mobile Awards and 24 Business Awards.



Kristen Bangs
Vice President, Marketing



Ian McConville
Director of Operations
At mcSquares Ian wears many hats including the implementation and management of the Entrepreneurial Operating System, shop production, outbound shipping, and supply chain logistics. Before working at mcSquares Ian was the Progr

In the news



Being an entrepreneur requires scar tissue | ProCO360 | Best Podcast for Entrepreneurs

Anthony Franco, CEO, MC Squares Anthony Franco's company, MC Squares, is an earlier stage company than I typically feature on PROCO360. I wanted to interview him NOW, because 1) the company

February 12, 2020 @ proco360.com

Downloads

Comsero Education Study.pdf

What we do is not rocket science, it is social science

At mcSquares, we make products that make Whiteboarding... better. We create the frameworks that make Whiteboarding effective, and we lead the community of Whiteboarders around the globe. We bring people together to create - projects, businesses, schoolwork, you name it, we're helping you do it.



The Problem: We are losing our ability to interact together in real life

The digital revolution is transforming the globe at an unprecedented pace. But where does that leave us? We're losing touch just as rapidly and through that, losing dialogue, creativity and wisdom. There is a monumental opportunity, even a responsibility, to create services, methods, and products that help us engage with one another without technological distortion and distraction.



The Solution: We are inviting human connection, all through a whiteboard

Whiteboarding is not just simply using dry-erase products. Whiteboarding is so much more. It is the definition of how we effectively engage and create, in person, as a group. What does Whiteboarding mean? It means visual thinking, working through a problem, it means creativity without fear of judgment, community enlightenment, and encouragement. Whiteboarding isn't new, but the way we are doing it is.



Market: mcSquares is at the intersection of several markets

- Dry-erase boards and markers (roughly $500m)

- Reusable sticky notes (roughly $2B)

- Generic office products (over $200B)

- Collaboration tools ($16B)



Traction: We're already moving with over two million dollars in lifetime sales

We have already experienced tremendous growth, success and excitement over our innovative products. In Q1 and Q2 of 2019, we experienced 45% month over month growth. People are talking about mcSquares and for good reason.

• Over $2M in lifetime sales

• 3 trademarks issued, 2 pending and 3 patents issued with 6 pending

• Filmed to air on a prime-time network investment reality show



Our Products: We make whiteboarding tools that inspire team creativity

Our products foster learning and cultivate organizational collaboration. Our mission is to infuse the art of whiteboarding into every creative, collaborative, and learning environment. We do this through our special proprietary items like reusable whiteboard stickies, tiles, and tablets.





mcSquares Stickies

Reusable, dry-erase, adhesive-free sticky notes that are an eco-friendly replacement for paper post notes.



mcSquares Tiles

Frameless dry-erase tiles align magnetically so that you can plan, organize and manage your thoughts effortlessly.



mcSquares Tablets

Premium, handheld, templated dry-erase tablets for creative thinking around structured content.



mcSquares Surfaces

Re-stickable dry-erase boards that are a beautiful and modern replacement for wasteful scratch paper.

Business Model: We do not confine ourselves to just one revenue stream

We make money through myriad outlets:

Online, Direct To Consumer
We sell primarily to office managers, project managers, and moms through our own website and Amazon.

Offline, Direct to Customer
We sell directly to educators and office managers using our own internal salesperson. We attract interest through trade shows.

Offline, Wholesale to Dealers
We sell wholesale to high-end furniture dealers selling to educational institutions.

Offline & Online, wholesale to catalogs

We sell wholesale to educational catalogs.



How we're different: We are creating a new category of office products

Unlike regular office products on the market, ours are purposefully designed for the way teams to work, in real life. We have a strong brand and strong IP with 4 registered trademarks and 3 issued patents with 6 more pending.

Material Exclusivity

Our 'rocket-ship' product line 'mcSquares Stickies' is made with a proprietary material we call 'BubbleBond' - BubbleBond is used commercially in Aerospace by Boeing, JPL, and NASA. We have global retail exclusivity on this material into perpetuity (as long as we meet minimum thresholds.

Vertically Integrated

From a business perspective, we stand apart because of our vertical integration. We spent most of 2017 and all of 2018 tooling our own manufacturing facility. Because we own our manufacturing, we can launch new SKUs based on customer demand very quickly. What takes most large companies months to do, we can turn around in weeks (and sometimes days).


UNFAIR ADVANTAGES
9
Patents
3 issued
tablets
6 pending
stickies
whiteboards
tiles
4
Trademarks
mc squares
BUBBLE BOND
smudge-free tackie MARKERS
Comsero Inc

 

Our motivation is to create motivation in you

Our vision is to create meaningful human connections in a time of increasing separation caused by technology. We are building an ecosystem of collaboration tools that empower face-to-face communication, discovery, and innovation. As we continue to scale, we will find new methods of getting our products to the public. Next, we will be selling to Big Box retailers, which will help us continue to grow and reach new audiences.



Why Invest: mcSquares is the future of visual communication and collaboration

mcSquares are being used everywhere - from businesses to households to classrooms. We created this product because we firmly believe that everyone has the ability to be creative and work together and we're just helping people along on that journey. We have already had tremendous success and hope to continue on that journey. Crowdfunding is the perfect realm for us because we are a company built around the idea that everything is done better through teamwork. We want to take on investors who will be a part of our team. We couldn't be more excited to continue building out this world.



Investor Q&A

− COLLAPSE ALL

What does your company do? ⌄

Our mission is to infuse the art of whiteboarding into every creative, collaborative, and learning environment. We make whiteboarding tools that help people think, that inspire team creativity, that foster learning, and that cultivate organizational collaboration.

Where will your company be in 5 years? ⌄

Our vision is to create meaningful human connections in a time of increasing separation caused by technology. We are building an ecosystem of collaboration tools that empower face-to-face communication, discovery, and innovation.

Why did you choose this idea? ⌄

In my last venture, I ran a lot of workshops - I noticed that the people with the best ideas were the least likely to share them. I set out to solve that problem and mcSquares was born.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

We have conducted a study. That study shows in educational settings our products improve passing grades by 340% and overall test scores by 40%. A copy is attached to our campaign page.

Why wasn't this done before? Because nobody is thinking about innovating on centuries-old products that are currently considered to be a commodity office supply.

What is your proudest accomplishment? ⌄

My last company, EffectiveUi, was the world's first and largest software user experience consultancy.

We hired the best and brightest people, won hundreds of innovation awards, and were acquired by the largest agency holding company on the planet, WPP.

How far along are you? What's your biggest obstacle? ⌄

We are in revenue and could be cash-flow positive if we were not trying to grow so quickly. Our biggest obstacle is inventory production (we need more people and more capital to hire them)

Who are your competitors? Who is the biggest threat? ⌄

Post-It Notes and Quartet

What do you understand that your competitors don't? ⌄

Our competitors see themselves as commodity office products and operate for the mass market at low margins.

We make whiteboarding products for niche uses yet with mass appeal. We design our products to meet a specific customer need while they manufacture whiteboards and sticky paper.

How will you make money? ⌄

3 sales channels
1) direct to the consumer through Amazon and our own website
2) through wholesalers and dealers
3) through retail stores that sell office products

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

If we fail it is because we could not go big enough fast enough. We have a massive media opportunity coming up (which requires a confidentiality agreement to disclose) and we must capitalize on this opportunity NOW

What do you need the most help with? ⌄

establishing social proof

What would you do with the money you raise? ⌄

Launch new products, take some marketing risks, upgrade our manufacturing facility to handle more capacity handle more capacity.

Can you give any insight on the upcoming media opportunity? ⌄

we are in this show preview at 2:18
https://www.instagram.com/tv/B2pOZMPhH6v/?hl=en